

HORNBACH BAUMARKT AKTIENGESELLSCHAFT

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Judiciary Plaza
Washington, DC 20549
USA





Bornheim, February 27, 2006

HORNBACH-Baumarkt-AG – File number 82-3729

Dear Sir or Madam,

enclosed please find our Ad-hoc Announcement published on February 22, 2006 concerning the changes in our Board of Management for your documentation.

Kind regards,

pp. Judith Sommer

Enclosure

****

Ad-Hoc Announcement

Changes in the Board of Management

The Supervisory Board of HORNBACH-Baumarkt-Aktiengesellschaft and Dr. Bernd Lübcke have agreed that Dr. Bernd Lübcke will retire from his position on the Board of Management as of March 31, 2006 on account of differences of opinion within the management. The Supervisory Board thanked Dr. Bernd Lübcke for the commitment he has shown to the company. Dr. Bernd Lübcke will leave the company as of March 31, 2006.His areas of responsibility (Information Technology and Logistics) will for the time being be reallocated internally.

Bornheim, February 22, 2006

Axel Müller
HORNBACH-Baumarkt-AG
Investor Relations
Tel.: +49(0) 6348-60 2444
Fax: +49(0) 6348-60 4299
mail: axel.mueller@hornbach.com
www.hornbach-holding.com